Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
October 20, 2004.

Item 3	News Release
The news release was disseminated on October 20, 2004 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to announce the acquisition of the remaining 56.6% equity interest in the Pirquitas Project, located in Jujuy Province, Argentina. Under an agreement with Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P., Silver Standard has agreed to acquire 566 shares of Sunshine Argentina, Inc., the holder of the rights to the Pirquitas Project, on the issuance of 2.663 million shares of Silver Standard. The acquisition is subject to acceptance for filing by the TSX Venture Exchange.

Item 5	Full Description of Material Change
See attached news release 04-15.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
October 21, 2004.

October 20, 2004	Trading Symbols:
News Release 04-15	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD ACQUIRES REMAINING INTEREST IN
PIRQUITAS SILVER PROJECT IN ARGENTINA

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to announce the acquisition of the remaining 56.6% equity interest in the Pirquitas Project, located in Jujuy Province, Argentina. Under an agreement with Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P., Silver Standard has agreed to acquire 566 shares of Sunshine Argentina, Inc., the holder of the rights to the Pirquitas Project, on the issuance of 2.663 million shares of Silver Standard. The acquisition is subject to acceptance for filing by the TSX Venture Exchange.

Silver Standard acquired its initial 43.4% interest in the Pirquitas Project in June 2002 and assumed the role of operator of the Pirquitas Project at the time. The Pirquitas Project is located 355 kilometres northwest of the city of San Salvador de Jujuy in northern Argentina. The property was mined from 1933 up to 1990 during which time it produced some 27,300 tonnes of tin and 777.6 tonnes (25 million ounces) of silver from 12 underground mines which were active in the Pirquitas area.

The property was purchased by Sunshine Argentina (then a subsidiary of Sunshine Mining and Refining Company) in 1995, and Sunshine Argentina spent in excess of US$25 million outlining the resource on the property and completing a feasibility study in 1999, with supplemental feasibility work in 2000. Sunshine Argentina purchased all of the surface rights covering the mineralization and mill and plant facilities. On completion of the acquisition, the Pirquitas Project will be owned 100% by Silver Standard and unencumbered by any royalties other than those payable to the province of Jujuy.

Mine Development Associates of Reno, Nevada completed the following in-situ resource estimate for the Pirquitas Project in accordance with the standards of Canadian National Instrument 43-101, in a report dated August 19, 2004 (Steve Ristorcelli, P. Geo., independent qualified person):

(Diluted Resource, All Metals, Based on Silver Cutoff of 30 g/t)

Classification	Tonnes	Silver Grade (g/t)	Silver Grade (oz/ton)	Silver (million oz)	Tin Grade (%)	Zinc Grade (%)
Measured	5,349,000	158	4.61	27.25	0.21	0.65
Indicated	28,416,000	136	3.97	123.97	0.14	0.55

Metallurgical test work completed by Sunshine Argentina established silver recoveries of 76% and tin recoveries of 57%. Further metallurgical test work is planned to optimize silver recoveries.

With the acquisition of the remaining 56.6% equity interest, Silver Standard’s overall acquisition cost, based on the closing price of its shares on October 19, 2004, for a 100% interest in the Pirquitas Project is US$44.1 million or US$0.29 per resource ounce. Though higher than Silver Standard’s historical purchase price per resource ounce, the acquisition is accretive to shareholders as it provides for a 20% increase in measured and indicated ounces and a 10% increase in total resource ounces, for share dilution of 5.5% for a project with a completed feasibility study, all surface rights and no royalties other than those payable to the province of Jujuy.

Closing of the transaction is expected to occur on October 21, 2004 at which time Silver Standard will have measured and indicated silver resources of 508.4 million ounces and inferred silver resources of 446.1 million ounces.

With 100% ownership of the Pirquitas Project, Silver Standard has control of one of the world’s largest silver-dominant projects and can now advance the Pirquitas project by updating the Sunshine Argentina feasibility study completed in 2000 and undertaking additional exploration, both surface and underground.

In November, Silver Standard will present its plan for advancing the project to the provincial mining authority, which includes the development and small-scale mining of the Oploca vein to increase the company’s understanding of the metallurgy and processing characteristics of the mineralization. The results of this program will be included in the update of the 1999/2000 feasibility study of the measured and indicated resources of the main Pirquitas mineralized area. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pirquitas.

Elliot International, Liverpool and Highwood are institutional investors. Elliott International is formed in the Cayman Islands, Liverpool is formed in Bermuda and Highwood is formed in Delaware. The investment activities of Elliott, Liverpool and Highwood are under common management. Highwood is receiving no Silver Standard shares in connection with this transaction.

The acquisition of the Pirquitas Project brings Silver Standard closer to its objective of one billion ounces of silver in all resource categories. On completion of the acquisition, Silver Standard will have 51.27 million shares issued, US $36.2 million in cash, 1.95 million ounces of silver bullion currently valued at US $14.1 million, marketable securities currently valued at US $3.9 million and nominal debt.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of measured resources, indicated resources and inferred resources: Disclosure of contained silver expressed in ounces in the tables in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

        The terms “measured resource”, “indicated resource” and “inferred resource” used in this table are Canadian mining terms as defined in accordance with National Instrument 43-101. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

         To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.